Mail Stop 03-06

April 13, 2005



Via Facsimile and U.S. Mail

Mr. J. van den Belt
Chief Financial Officer
Oce N.V.
Urbanusweg 43
5900 MA Venlo
The Netherlands

	Re:	Oce N.V.
		Form 20-F for the fiscal year ended November 30, 2004 and related materials
      File No. 000-13742


Dear Mr. van den Belt:

      We have reviewed your filings and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed
at the end of this letter.
..


Form 20-F for the fiscal year ended November 30, 2004

Item 5.  Operating and Financial Review and Prospects - Page 28

1. We note you incorporate by reference the 2004 Annual Report to your Form 20-F. We note that in that Annual Report, you have presented EBITDA, which is a non-GAAP financial measure. In accordance with Item C, part (e) of the General Instructions to Form
20-F, you are required to include all of the disclosures required under Item 10 of Regulation S-K for each non-GAAP financial measure you include in your Form 20-F. Revise future filings to include the following:

a) A presentation, with equal or greater prominence, of the most directly comparable GAAP financial measure;

b) A reconciliation of the differences between the non-GAAP financial measure and the most directly comparable GAAP financial measure;

c) A statement disclosing the reasons why your management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant`s financial condition and results of operations; and

d) A statement disclosing the additional purposes, if any, for which your management uses the non-GAAP financial measure.

Supplementally provide us with your proposed revised disclosures.

Significant Accounting Policies, Assumptions, Estimates, and
Judgments - Page 30

2. We note that you have a significant inventory reserve of Euro
178.8 million, or 36% of gross inventory of Euro 496.1 million as of
November 30, 2004. As this is a significant reserve on your balance sheet, it appears your inventory valuation is a significant accounting estimate. Revise future filings to include discussion in your critical accounting policies regarding your inventory reserve.
Include discussion of what factors you considered in determining the reserve and the significant assumptions made and estimates used that were involved in the calculation. Discuss the susceptibility of these estimates to change. Provide your proposed disclosures supplementally. Alternatively, if you do not believe this is a critical accounting estimate, advise us.







A. Operating Results - Page 33

3. We note that you recorded significant inventory charges in each of the last three years. Tell us supplementally and revise future filings to discuss the reasons for the significant charges. Tell us supplementally and revise future filings to discuss what impact, if any, sales of inventory previously written down had on your gross margins for the periods presented or, if not sold, discuss your plans to dispose of the inventory that has been previously written down.

Item 15.  Controls and Procedures - Page 57

4. We note your disclosure that management has concluded that your disclosure controls and procedures are "are effective to provide reasonable assurance that information required to be disclosed by the
Company in the reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC`s rules and forms, and to provide reasonable assurance that information required to be disclosed by the
Company in such reports is accumulated and communicated to the Company`s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure." In future filings, please omit the
"to provide reasonable assurance that" language that currently appears after the word "effective" in your Item 15 disclosures in the
Form 20-F. While you may, if desired, state that your disclosure controls and procedures are effective "at the reasonable assurance level," we do not believe that the "to provide reasonable assurance that" language is consistent with the definition of disclosure controls and procedures set forth in Rule 13a-15(e) of the Exchange
Act.

5. We note your disclosure that "during the year ended November
30,
2004, there have not been any significant changes in the Company`s internal control over financial reporting ..." Please revise your disclosure in future filings to remove the word significant and to discuss all changes in your internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting, as required by Item 15(d) of Form 20-F.

Certifications Required by Rule 13a-14(a) of the Securities
Exchange
Act of 1934, as amended

6. We note that the certifications required by Rule 13a-14(a) of the
Securities Exchange Act of 1934 were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification pursuant to Part III.E of Release No. 8238. Accordingly, please revise in all future filings to include the exact form prescribed by Rule 13a-14(a) of the
Securities Exchange Act.



      *    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tara Harkins, Staff Accountant, at (202)
824-
5496, Kevin Vaughn, Staff Accountant at (202) 824-5387 or me at
(202)-942-7903 if you have questions regarding these comments.



							Sincerely,


							Michele Gohlke
							Branch Chief


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Mr. van den Belt
Oce N.V.
April 12, 2005
Page 1